UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

UNITED CAPITAL CORP.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

909912 10 7
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON A. F. PETROCELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,523,448 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,523,448 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,448 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON IN

(1)
Includes presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock.  Also includes 1,000,000 shares held by Beverly Petrocelli, the wife of A.F. Petrocelli.  Such shares may be deemed to be beneficially owned by Beverly Petrocelli and A.F. Petrocelli disclaims beneficial ownership of the shares held by Beverly Petrocelli.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON BEVERLY PETROCELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,523,448 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,523,448 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,448 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON IN

(1)
Includes 7,523,448 shares held by A.F. Petrocelli (which includes presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock).  Such shares may be deemed to be beneficially owned by A.F. Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON MICHAEL J. WEINBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 668,636 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 668,636 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 25,036 shares of Common Stock held by Mr. Weinbaum, presently exercisable options to purchase 280,000 shares of Common Stock held by Mr. Weinbaum and 363,600 shares held in trust (with the wife of Mr. Weinbaum serving as trustee) for the benefit of the minor children of Mr. Weinbaum. Mr. Weinbaum disclaims beneficial ownership of the shares held in trust for his children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON MELISSA WEINBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 668,636 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 668,636 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 25,036 shares of Common Stock held by Michael Weinbaum, the husband of Melissa Weinbaum, presently exercisable options to purchase 280,000 shares of Common Stock held by Michael Weinbaum and 363,600 shares held in trust (with Melissa Weinbaum serving as trustee) for the benefit of the minor children of Mrs. Weinbaum.  Melissa Weinbaum disclaims beneficial ownership of the shares held by Michael Weinbaum and the shares held in trust for her children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON MICHAEL T. LAMORETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 643,600 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 643,600 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 20,000 shares of Common Stock held by Mr. Lamoretti, presently exercisable options to purchase 260,000 shares of Common Stock held by Mr. Lamoretti and 363,600 shares held in trust (with the wife of Mr. Lamoretti serving as trustee) for the benefit of the minor children of Mr. Lamoretti. Mr. Lamoretti disclaims beneficial ownership of the shares held in trust for his children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON JILL LAMORETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 643,600 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 643,600 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 20,000 shares of Common Stock held by Michael Lamoretti, the husband of Jill Lamoretti, presently exercisable options to purchase 260,000 shares of Common Stock held by Michael Lamoretti and 363,600 shares held in trust (with Jill Lamoretti serving as trustee) for the benefit of the minor children of Mrs. Lamoretti. Jill Lamoretti disclaims beneficial ownership of the shares held by Michael Lamoretti and the shares held in trust for her children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON ANTHONY J. MICELI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,900 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 222,900 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 22,900 shares of Common Stock and presently exercisable options to purchase 200,000 shares of Common Stock.

CUSIP NO. 909912 10 7

SCHEDULE 13D

(Amendment No. 13)

relating to the

Common Stock, $.10 par value

of

United Capital Corp.

This Amendment No. 13 amends the Schedule 13D dated January 20, 1994 (the “Schedule 13D”), filed by A.F. Petrocelli (“Mr. Petrocelli”) and his wife, Beverly Petrocelli (“Mrs. Petrocelli”).  This Amendment No. 13 reflects the following since the last Schedule 13D Amendment filed by Mr. and Mrs. Petrocelli: (i) an offer by Mr. Petrocelli to acquire all of the outstanding shares of Common Stock of the Issuer and (ii) the addition of Michael J. Weinbaum, Melissa Weinbaum, Michael T. Lamoretti, Jill Lamoretti and Anthony J. Miceli as reporting persons (together with Mr. Petrocelli and Mrs. Petrocelli, the “Reporting Persons”). As part of the offer from Mr. Petrocelli, Mr. Petrocelli as well as the other Reporting Persons will contribute their equity in the Issuer. The items specified below are hereby amended and supplemented as specified herein.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by the following reporting persons: A.F. Petrocelli, Beverly Petrocelli, Michael J. Weinbaum, Melissa Weinbaum,  Michael T. Lamoretti , Jill Lamoretti and Anthony J. Miceli.

(b)           The principal business address of each of the Reporting Persons is:

c/o United Capital Corp.
9 Park Place
Great Neck,  New York 11021

(c)           The principal business of Mr. Petrocelli is Chairman of the Board, President and Chief Executive Officer of the Issuer. The principal business of Mrs. Petrocelli is investor. The principal business of each of Mr. Weinbaum and Mr. Lamoretti is Vice President – Real Estate Operations of the Issuer.  The principal business of Mrs. Weinbaum is investor. The principal business of Mrs. Lamoretti is investor.  The principal business of Mr. Miceli is Vice President, Chief Financial Officer and Secretary of the Issuer.

CUSIP NO. 909912 10 7

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock beneficially owned by each of the Reporting Persons were acquired with personal funds of the Reporting Persons.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

On July 11, 2008, Mr. Petrocelli made an offer to acquire all of the outstanding shares of Common Stock for $23.00 per share as set forth in a letter submitted by Mr. Petrocelli to the Issuer’s Board of Directors, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows (all percentage information is based upon 8,503,936 shares of Common Stock of the Issuer that are currently issued and outstanding):

(a)-(b)

CUSIP NO. 909912 10 7

Reporting Person	Number of Shares of Common Stock Beneficially Owned(1)	Percentage
A.F. Petrocelli	8,523,448 (1)	75.0%
Beverley Petrocelli	8,523,448 (2)	75.0%
Michael J. Weinbaum	668,636 (3)	7.6%
Melissa Weinbaum	668,636 (4)	7.6%
Michael T. Lamoretti	643,600 (5)	7.3%
Jill Lamoretti	643,600 (6)	7.3%
Anthony J. Miceli	222,900 (7)	2.6%
Aggregate amount beneficially owned by the Reporting Persons	10,058,584 (1)(2)(3)(4)(5)(6)(7)	83.1%

(1)
Consists of 4,669,448 shares of Common Stock held by A.F. Petrocelli and presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock.  Also includes 1,000,000 shares held by Beverly Petrocelli, the wife of A.F. Petrocelli.  Beverly Petrocelli and A.F. Petrocelli may be deemed to be the beneficial owners of the shares held by the other for purposes of Rule 13d-3 of the Exchange Act. A.F. Petrocelli disclaims beneficial ownership of the shares held by Beverly Petrocelli.

(2)
Consists of 1,000,000 shares of Common Stock held by Beverly Petrocelli, 4,669,448 shares of Common Stock held by A.F. Petrocelli, the husband of Beverly Petrocelli, and presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock held by A.F. Petrocelli. Beverly Petrocelli and A.F. Petrocelli may be deemed to be the beneficial owners of the shares held by the other for purposes of Rule 13d-3 of the Exchange Act.  Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

(3)
Consists of 25,036 shares of Common Stock held by Mr. Weinbaum, presently exercisable options to purchase 280,000 shares of Common Stock held by Mr. Weinbaum and 363,600 shares held in trust (with the wife of Mr. Weinbaum serving as trustee) for the benefit of the minor children of Mr. Weinbaum. Mr. Weinbaum disclaims beneficial ownership of the shares held in trust for his children.

(4)
Consists of 25,036 shares of Common Stock held by Michael Weinbaum, the husband of Melissa Weinbaum, presently exercisable options to purchase 280,000 shares of Common Stock held by Michael Weinbaum and 363,600 shares held in trust (with Melissa Weinbaum serving as trustee) for the benefit of the minor children of Mrs. Weinbaum. Melissa Weinbaum may be deemed to be the beneficial owner of the shares held by Michael Weinbaum for purposes of Rule 13d-3 of the Exchange Act.  Melissa Weinbaum disclaims beneficial ownership of the shares held by Michael Weinbaum and the shares held in trust for her children.

CUSIP NO. 909912 10 7

(5)
Consists of 20,000 shares of Common Stock held by Mr. Lamoretti, presently exercisable options to purchase 260,000 shares of Common Stock held by Mr. Lamoretti and 363,600 shares held in trust (with the wife of Mr. Lamoretti serving as trustee) for the benefit of the minor children of Mr. Lamoretti. Mr. Lamoretti disclaims beneficial ownership of the shares held in trust for his children.

(6)
Consists of 20,000 shares of Common Stock held by Michael Lamoretti, the husband of Jill Lamoretti, presently exercisable options to purchase 260,000 shares of Common Stock held by Michael Lamoretti and 363,600 shares held in trust (with Jill Lamoretti serving as trustee) for the benefit of the minor children of Mrs. Lamoretti.  Jill Lamoretti may be deemed to be the beneficial owner of the shares held by Michael Lamoretti for purposes of Rule 13d-3 of the Exchange Act.  Jill Lamoretti disclaims beneficial ownership of the shares held by Michael Lamoretti and the shares held in trust for her children.

(7)	Consists of 22,900 shares of Common Stock and presently exercisable options to purchase 200,000 shares of Common Stock.

(c) On May 30, 2008, Michael Lamoretti exercised options to purchase 42,000 shares of Common Stock at an exercise price of $11.4375 per share. On the same day, Mr. Lamoretti sold 22,000 shares of Common Stock to the Issuer at a price of $23.00 per share.

On May 30, 2008, Anthony Miceli exercised options to purchase 56,000 shares of Common Stock at an exercise price of $11.4375 per share and 4,000 shares of Common Stock at an exercise price of $12.58125 per share.  On the same day, Mr. Miceli sold 41,000 shares of Common Stock to the Issuer at a price of $23.00 per share.

On May 30, 2008, Michael Weinbaum exercised options to purchase 42,000 shares of Common Stock at an exercise price of $11.4375 per share and 18,000 shares of Common Stock at an exercise price of $12.58125 per share.  On the same day, Mr. Weinbaum sold 41,000 shares of Common Stock to the Issuer at a price of $23.00 per share.

CUSIP NO. 909912 10 7

ITEM 7.	EXHIBITS

Item 7 is hereby amended to add the following exhibits:

1.	Joint Filing Agreement, Dated July 14, 2008 by and among A.F. Petrocelli, Beverly Petrocelli, Michael J. Weinbaum, Melissa Weinbaum, Michael T. Lamoretti, Jill Lamoretti and Anthony J. Miceli.

2.	Letter from Mr. Petrocelli to the Issuer’s Board of Directors dated July 11, 2008.

CUSIP NO. 909912 10 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2008

/s/ A.F. Petrocelli
A.F. Petrocelli

/s/ Beverly Petrocelli
Beverly Petrocelli

/s/ Michael J. Weinbaum
Michael J. Weinbaum

/s/ Melissa Weinbaum
Melissa Weinbaum

/s/ Michael T. Lamoretti
Michael T. Lamoretti

/s/ Jill Lamoretti
Jill Lamoretti

/s/ Anthony J. Miceli
Anthony J. Miceli

CUSIP NO. 909912 10 7

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 11, 2008 (including amendments thereto) with respect to the Common Stock of United Capital Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  July 14, 2008

/s/ A.F. Petrocelli
A.F. Petrocelli

/s/ Beverly Petrocelli
Beverly Petrocelli

/s/ Michael J. Weinbaum
Michael J. Weinbaum

/s/ Melissa Weinbaum
Melissa Weinbaum

/s/ Michael T. Lamoretti
Michael T. Lamoretti

/s/ Jill Lamoretti
Jill Lamoretti

/s/ Anthony J. Miceli
Anthony J. Miceli

CUSIP NO. 909912 10 7